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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*


                               Cyber Media, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   23249P107
                   -----------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a).  Name of Issuer:  CyberMedia, Inc.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            3000 Ocean Park Boulevard, Suite 2001, Santa Monica, CA 90405

Item 2(a).  Names of Persons Filing:  New Enterprise Associates VI, Limited
            -----------------------
            Partnership ("NEA VI"); NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI; Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald Kase ("Kase"),
            C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas
            C. McConnell ("McConnell"), John M. Nehra ("Nehra") and Charles W. Newhall III ("Newhall") (the "General Partners"); and Frank A. Bonsal, Jr. ("Bonsal"). The General Partners are individual general partners of NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Each Reporting Person has ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of CyberMedia, Inc.


All other items of this Schedule 13G remain the same as reported on the Schedule
--------------------------------------------------------------------------------
13G dated as of February 10, 1997 and filed on behalf of the Reporting Persons
------------------------------------------------------------------------------
with respect to the Common Stock of CyberMedia, Inc., except to reflect that
----------------------------------------------------------------------------
each of the Reporting Persons has ceased to be the beneficial owner of more than
--------------------------------------------------------------------------------
five percent of the Common Stock of CyberMedia, Inc.
----------------------------------------------------

                               Page 2 of 6 Pages

                                   SIGNATURE
                                   ---------


   After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:  NEA PARTNERS VI, LIMITED PARTNERSHIP

     By:          *
         --------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:               *
   ------------------------------------
   Charles W. Newhall III
   General Partner


            *
-----------------------------------
Peter J. Barris


            *
-----------------------------------
Ronald Kase


            *
-----------------------------------
John M. Nehra


                               Page 3 of 6 Pages

              *
------------------------------
Frank A. Bonsal, Jr.


              *
------------------------------
C. Richard Kramlich


              *
------------------------------
Arthur J. Marks


              *
------------------------------
Thomas C. McConnell


              *
------------------------------
Charles W. Newhall III


                                    *By:  /s/ Nancy L. Dorman
                                          ------------------------------------
                                          Nancy L. Dorman, in her individual
                                          capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                               Page 4 of 6 Pages

                                                      Exhibit 1
                                                      ---------

                                   AGREEMENT


   Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of CyberMedia, Inc.

   EXECUTED as a sealed instrument this 10th day of February, 1998.


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By: NEA PARTNERS VI, LIMITED PARTNERSHIP

    By:              *
       ---------------------------------
       Charles W. Newhall III
       General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:               *
    --------------------------------
    Charles W. Newhall III
    General Partner



            *
-----------------------
Peter J. Barris


            *
-----------------------
Ronald Kase


            *
-----------------------
John M. Nehra


                               Page 5 of 6 Pages

                 *
--------------------------------
Frank A. Bonsal, Jr.


                 *
--------------------------------
C. Richard Kramlich


                 *
--------------------------------
Arthur J. Marks


                 *
--------------------------------
Thomas C. McConnell


                 *
--------------------------------
Charles W. Newhall III

                                    *By: /s/ Nancy L. Dorman
                                         -----------------------------------
                                         Nancy L. Dorman, in her individual
                                         capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems, Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                               Page 6 of 6 Pages